1048575

2-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of February 2002

Groupe Danone
(Translation of registrant's name into English)

7, rue de Téhéran
75008 Paris
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure:

A press release dated February 27, 2002 announcing the sale by Groupe Danone of its Galbani operations.

DANONE

Groupe DANONE WITHDRAWS FROM ITS GALBANI OPERATIONS

Groupe DANONE has entered into an agreement for the sale of its Galbani operations to private equity fund BC Partners for Euros 1,015 million.

With a turnover of Euros 1.1 billion, Galbani is the leader of the Italian cheese market and a major player in the cured meat market.

The transaction structure includes a vendor loan by Groupe DANONE for Euros 207 million.

Taking into account the depreciation of Galbani's goodwill accounted for in 2001, this transaction will not generate any capital loss in 2002.

This further step in Groupe DANONE's refocus on its core businesses will enable the continued development of Galbani on its cheese and cured meat markets in Italy and abroad.

This withdrawal will significantly improve the Group's key financial indicators : organic growth in turnover, operating margins and return on invested capital. This transaction is EPS neutral.

This transaction is subject to European antitrust authorities approval.

Paris, February 27, 2002

For further information :
Direction de la Communication : 33 1 44 35 20 70 / 33 1 44 35 20 75
GROUPE DANONE : 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 33 1 45 63 88 22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant Group Danone has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 27, 2002

GROUPE DANONE

By:
Name: Emmanuel Faber
Title: Senior Executive Vice-President,
Chief Financial Officer

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